Loeb King Trust
61 Broadway 24th Floor
New York, New York 10006

 August 1, 2013

VIA EDGAR TRANSMISSION

Larry L. Greene
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	LOEB KING TRUST (the “Trust”) (formerly Loeb & King Trust)
Loeb King Alternative Solutions Fund (the “Fund”) (formerly Loeb & King Alternative Solutions Fund)
Pre-Effective Amendment No. 1 to Registration Statement on Form N-1A
Registration Numbers 333-189250; 811-22852

Dear Mr. Greene:

This correspondence responds to comments the Fund received from Kimberly Browning (on your behalf) in a letter dated July 10, 2013 with respect to the Trust’s Registration Statement on Form N-1A with respect to the Fund. Please note that following the filing of the Trust’s Registration Statement, the name of the Trust and Fund were changed to “Loeb King Trust” and “Loeb King Alternative Solutions Fund,” respectively (eliminating the ampersand in each name). Additionally, the entity serving as the Fund’s investment adviser has been replaced by Carl M. Loeb Advisory Partners L.P., and revised disclosure regarding that entity will be included in the Trust’s pre-effective amendment filing, which the Trust expects to file in the second half of August 2013.

In connection with this correspondence, the Fund acknowledges that:

(1)	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(3)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(4)	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The comments and the Fund’s responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

General

Comment 1.
The summary section and other segments of the prospectus disclose that the Fund will invest in derivatives and may do so as a substitute for making direct investments in underlying instruments. Please summarize in this section, and disclose more fully in the prospectus, all material aspects of the derivatives in which the Fund will invest. In this regard, see The Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010) (the “Letter”). Please disclose specifically why and when the Fund will invest in derivatives, distinguish the risks of purchasing and selling derivatives and disclose the creditworthiness standards the Fund will employ when selecting counterparties. Please disclose the limits on the amount of assets the Fund may subject to any one counterparty.

Response:	The paragraph in the summary section that begins with “Derivative instruments used by the Fund include . . .” has been replaced with the following:

The Fund uses derivative instruments when the Adviser believes that doing so is more advantageous for the Fund than investing directly in the underlying securities described above. Derivative instruments used by the Fund include buying and writing (selling) options and entering into futures contracts, swap agreements and contracts for differences (“CFDs”) with respect to individual equity securities, securities indices or currencies.  Such derivatives may be used as a substitute for making direct investments in the underlying instruments or to reduce exposure to, or “hedge,” against market volatilities and other risks, such as currency fluctuations that may diminish the value of certain foreign investments. The Fund may invest up to 50% of its net assets in options on individual equity securities and securities indices, up to 45% of its net assets in swap agreements and up to 20% of its net assets in futures contracts.

The Adviser expects that derivatives used as a substitute for making direct investments in the underlying instruments will have similar economic characteristics to such underlying instruments. While the Adviser expects that the performance of such derivatives will be highly correlated with the performance of the underlying instruments, the performance of such derivatives may be affected by factors that do not affect the performance of the underlying instrument, such as transactional expenses.

The Adviser will select counterparties for the Fund’s transactions in swap agreements and CFDs based on the size of the counterparty and the volume of the counterparty’s transaction business. The Adviser monitors the Fund’s counterparty exposure and generally expects that the Fund will utilize a single counterparty for its swap agreements and CFD transactions.

The Registrant has reviewed the Letter and believes that its disclosure regarding the types of derivatives used by the Fund, the reasons for using derivatives and the specific risks regarding such investments is consistent with the observations in the referenced letter.

Comment 2.	The type face of the printed document is hard to read and appears to be set forth in an inappropriately small font. Confirm the printed document will comply with the type size requirement in Rule 420.

Response:	The Trust confirms that the printed documents will comply with Rule 420.

Comment 3.
Disclosure in the prospectus and SAI under the sub-captions “Market Dislocation Risk” and “General Market Risks,” respectively, discuss the recent period of extreme market volatility and turmoil experienced in the credit and equity markets from 2007 to the present. The disclosure should appear in the risk section of the prospectus, it should briefly mention the regulatory changes taken to address these matters and, in light of the Fund’s foreign and emerging market investments, the disclosure should refer as well to the uncertainty regarding certain Euro zone countries.

Response:	The disclosure for “General Market Risk” in the Prospectus has been replaced with the following:

General Market Risk. Market risk may affect a single issuer, industry, sector of the economy or the market as a whole. The market value of a security or non-security may move up or down, sometimes rapidly and unpredictably. These fluctuations may cause a security or non-security to be worth less than the price originally paid for it, or less than it was worth at an earlier time. U.S. and international markets have experienced significant volatility in recent years. Recent political and economic events in Euro-zone countries in particular could have an adverse effect on the Fund’s investments in companies in this region. The securities markets have experienced reduced liquidity, price volatility, credit downgrades, increased likelihood of default, and valuation difficulties, all of which may increase the risk of investing in securities held by the Fund. Regulatory, judicial and legislative changes made in response to these events have resulted in changes to the tax, banking and financial policies in the U.S. and elsewhere. Such changes may have adverse effects on financial markets in general, as well as investments made by the Fund.

Comment 4.	Delete the disclosure on the facing page regarding automatic effectiveness under Rule 485.

Response:	The requested change has been made.

Prospectus

Fees and Expenses of the Fund (Page 3)

Comment 5.
The parenthetical in footnote 2 indicates that leverage is excluded from waived expenses. Clarify whether leverage expenses relate only to expenses from traditional leverage or whether it also includes expenses related to effective leverage, e.g., leverage arising from short sales, reverse repurchase arrangements or derivatives.

Response:	“Leverage” expenses excluded from waived expenses relate only to traditional leverage (borrowing). For clarification, the first sentence of footnote 2 has been revised to read as follows:

The Adviser has contractually agreed to waive its fees or reimburse Fund expenses until at least April 30, 2015, to ensure that Total Annual Fund Operating Expenses (exclusive of interest, taxes, acquired fund fees and expenses, distribution and/or service (12b-1) fees, borrowing costs, dividend and interest expenses on short positions, brokerage commissions, transaction costs and extraordinary expenses and inclusive of organizational expenses) will not exceed 1.99% of the Fund’s average daily net assets.

Corresponding changes have been made to the disclosure regarding the operating expense limitation agreement elsewhere in the Prospectus and SAI.

Principal Investment Strategies
Event-Driven Value (Page 4)

Comment 6.	If emergence from bankruptcy is among the events that may trigger an investment, add appropriate disclosure to this discussion.

Response:	Emergence from bankruptcy has been added to the illustrative list of events in the above-referenced section.

High Dividend-Yielding Equities (page 5)

Comment 7.
Revise the first sentence of this disclosure by adding the word “high” as indicated in the following quote: “The Fund may invest in companies that have historically issued high dividend payments to their shareholders or in companies that the Adviser expects will begin issuing such distributions.”

Response:	The requested change has been made.

Buy-Write

Comment 8.
Disclosure hereunder states that: “The Fund may also “overwrite” certain positions, meaning that the Fund may write call or put options that are greater in share equivalency than the number of shares owned or sold short by the Fund.” Arguably, the overwriting activity involves the creation of leverage. Confirm that the Fund will segregate assets as required by Investment Company Act Release No. 10666 (April 18, 1979) (the “Release”).

Response:	The Trust confirms that, to the extent it overwrites certain positions, the Fund will segregate assets as required by the Release.

Comment 9.
Disclosure in the first full paragraph states that the Fund may acquire various types of receipts. If these investments may include unsponsored, as well as sponsored, receipts add appropriate risk disclosure regarding unsponsored receipts.

Response:	The following disclosure has been added to the above-referenced paragraph:

Depositary receipts may be purchased through facilities that are “sponsored” (established jointly by the issuer of the underlying security and a depositary) or “unsponsored” (established without participation by the issuer of the underlying security). Holders of unsponsored depositary receipts generally bear all the costs of such facilities and the depositary of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited security or to pass through voting rights to the holders of such receipts of the deposited securities.

Comment 10.
The next paragraph states that the Fund’s derivative investments “may be used as a substitute for making direct investments in the underlying instruments.” Disclose that derivatives and the underlying instruments will have similar economic characteristics. In addition, please disclose how closely correlated the performance of derivatives will be in order to qualify as a substitute for a direct investment in other investments.

Response:	Please see the response to Comment 1 above.

Principal Risks Investment Risks
Leverage Risk (page 7)

Comment 11.
The first sentence states that: “Leverage is the practice of borrowing money to purchase securities.” If the Fund’s investments will involve effective leverage disclose that fact. If, however, this and other disclosure relate only to activities involving traditional leverage clarify the disclosure herein on that point.

Response:
The above-referenced disclosure has been revised to read as follows: “Borrowing Risk. If the Fund borrows money from banks or other financial institutions to purchase securities, the Fund’s exposure to fluctuations in the prices of these securities is increased in relation to the extent of its borrowing.” A similar change has been made for the corresponding Item 9 disclosure.

How to Purchase Shares (Page 18)

Comment 12.
Disclosure in the second paragraph indicates that purchases of Fund shares are subject to acceptance by the Fund and are not binding until so accepted. Rule 22c-1 under the 1940 Act indicates that shares are priced upon receipt. Reconcile this disclosure with that rule.

Response:
Fund shares are priced based on the Fund’s receipt of a valid purchase request in good order. Requests submitted that are not in “good order” as described in the Prospectus are not deemed to be “an order to purchase” under Rule 22c-1, and consequently, any shares for such account would not be priced until the purchase request is in good order. Purchase requests that are not accepted will not result in the delivery of shares at any price, unless and until a modified purchase request is received and accepted. Consideration of the acceptance of purchase requests that are in good order will not delay the pricing and delivery of shares.

Anti-Money Laundering Program (Page 21)

Comment 13.
Certain disclosure included in the “Anti-Money Laundering Compliance Program” of the SAI at page 35 should be added to the disclosure in this section, particularly the disclosure regarding the designation of an anti-money laundering compliance officer.

Response:	The following sentence has been added to the first paragraph of the above-referenced section:

“To ensure compliance with this law, the Trust’s Program provides for the development of internal practices, procedures and controls, designation of anti-money laundering compliance officers, an ongoing training program and an independent audit function to determine the effectiveness of the Program. The Trust’s Chief Compliance Officer has been designated as the Trust’s Anti-Money Laundering Compliance Officer.”

Comment 14.
Disclosure following the 4 bullets indicates that if any information is missing the account application will be returned and the account will not be opened. If the Fund incurs a loss during the course of these transactions disclose who bears that loss.

Response:	No shares are issued in the case of account applications that are returned, and consequently, there would not be a loss to the Fund.

Payment of Redemption Proceeds

Comment 15.	Redemption requests are in good order if, among other things, the name of the Fund is included in the request. Confirm that the name of the class need not also be included.

Response:	The class of the Fund has been added to the list of information needed.

Comment 16.	Disclose at an appropriate location whether the Fund issues share certificates.

Response:	The following disclosure has been added to the section entitled “Shareholder Information—How to Purchase Shares”: “The Fund does not issue certificates representing Fund shares.”

Statement of Additional Information

Investment Policies, Strategies and Associated Risks
Diversification (Page 1)

Comment 17.
Revise the second sentence by adding the indicated phrase: “Under applicable federal laws, to qualify as a diversified fund, the Fund, with respect to 75% of its total assets, may not invest greater than 5% of its total assets in any one issuer and may not hold greater than 10% of the outstanding voting securities of one issuer.”

Response:	The requested change has been made.

Equity Securities (Page 2)

Comment 18.
Disclosure in the first paragraph states that: “Equity securities represent ownership interests, or the rights to acquire ownership interests, in an issuer and include common stocks, preferred stocks, convertible securities, rights and warrants, with different types of equity securities providing different voting and dividend rights and priority if the issuer becomes bankrupt.” Clarify whether this is merely a general statement or whether these are the types of securities that the Fund may acquire. The prospectus disclosure identifies strategies to be used but does not identify the specific types of securities to be acquired. If the securities listed in this disclosure reflect the securities the Fund will acquire, add appropriate disclosure to the prospectus.

Response:
The following sentence has been added to the beginning of the first paragraph: “The Fund may invest in equity securities.” The Fund’s use of equity securities is disclosed in the prospectus. The Fund will invest in equity securities as part of its principal strategies, and to the extent any particular type of equity security is expected to be a principal part of the Fund’s portfolio, adequate disclosure regarding the risks of such equity securities is contained in the prospectus.

Short Sales (Page 5)

Comment 19.
If the disclosure indicating that “the Fund will maintain long securities available for collateral consisting of cash, cash equivalents and liquid securities” means that the securities will be maintained in a segregated account as required by IC-10666, please state that fact clearly in the disclosure.

Response:
The last sentence of the above-referenced paragraph has been revised as follows: “At all times when the Fund does not own securities that are sold short, the Fund will segregate cash, cash equivalents and liquid securities equal in value on a daily marked-to-market basis to the securities sold short, as required by the 1940 Act.”

Bonds, Debt and Fixed Income Obligations
U.S. Government Obligations (Page 7)

Comment 20.	Disclosure under this sub-caption indicates that certain federal agencies were placed into conservatorship during 2008. Disclose that they currently remain under that arrangement.

Response:	The requested change has been made.

Options, Futures and Related Strategies
Swap Agreements (Page 13)

Comment 21.
The Fund discloses that it may engage in swaps. In this connection, if it may enter in to total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response:	The Trust understands that future guidance relating to derivatives and leverage may be forthcoming.

When-Issued Securities (Page 20)

Comment 22.	Revise this disclosure to mention the risks involved, including the risk of leverage and the associated need to establish a segregated account to deal with that risk.

Response:	The following disclosure has been added to the above-referenced section:

When the Fund engages in when-issued transactions, it relies on the other party to consummate the trade. Failure of such party to do so may result in the Fund incurring a loss or missing an opportunity to obtain a price considered advantageous. When-issued securities transactions will not be considered to constitute the issuance, by the Fund, of a “senior security,” as that term is defined in Section 18(g) of the 1940 Act, and therefore such transaction will not be subject to the 300% asset coverage requirement otherwise applicable to borrowings by the Fund, if the Fund maintains an offsetting financial position; segregates liquid assets equal in value on a daily marked-to-market basis to the Fund’s potential economic exposure under the borrowing transaction; or otherwise “covers” the transaction in accordance with applicable SEC guidance. The Fund may have to buy or sell a security at a disadvantageous time or price to cover a borrowing transaction. In addition, segregated assets may not be available to satisfy redemptions or for other purposes.

Temporary Strategies; Cash or Similar Investments (Page 22)

Comment 23.
Revise the first paragraph as indicated in the following quote: “Taking a temporary defensive position is inconsistent with the Fund’s investment policy and may result in the Fund not achieving its investment objective.”

Response:
As noted in your comment, the Fund’s prospectus currently discloses that, as part of the Fund’s principal investment strategies, the Fund may take temporary defensive positions. Under certain market conditions, the Trust believes that it may be appropriate for the Fund to take defensive positions to avoid losses and that such use of defensive positions would be in furtherance of the Fund’s investment objective of seeking positive absolute returns. Because such defensive measures could result in missing market opportunities that would otherwise come from the primary components of the Fund’s strategy, the above-referenced sentence has been revised to read as follows: “Taking a temporary defensive position in cash or holding a large cash or cash equivalent position for an extended period of time may be inconsistent with the Fund’s investment policy and may result in the Fund not achieving its investment objective.”

Investment Restrictions
Fundamental Investment Restrictions (Page 23)

Comment 24.	Delete the following indicated text from restrictions 1 and 5:

•
issue senior securities, borrow money or pledge its assets, except that (i) the Fund may borrow from banks in amounts not exceeding one-third of its total assets (including the amount borrowed); and (ii) this restriction shall not prohibit the Fund from engaging in derivatives transactions or short sales ~~in accordance with its objectives and strategies~~; and

•	make loans of money (except for the lending of the Fund’s portfolio securities and purchases of Debt Obligations ~~consistent with the investment policies of the Fund)~~;

Response:	The requested changes have been made.

Comment 25.
Add disclosure to Restriction 7 as indicated: invest in the securities of any one industry or group of industries if, as a result, 25% or more of the Fund’s total assets would be invested in the securities of such industry, except that the foregoing does not apply to securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

Response:	The requested change has been made.

Portfolio Holdings Information (Page 36)

Comment 26.
Disclosure in the fifth paragraph relates to portfolio holdings information provided to third parties. Item 16(f)(2) of Form N-1A requires that funds describe any ongoing arrangements to make available information about the fund’s portfolio to any person. The disclosure is to include the identity of such persons. Confirm that the Fund has complied with this requirement.

Response:	The Trust confirms that it has complied with this requirement.

Distributions (Page 40)

Comment 27.
Revise this disclosure so as to disclose when dividend and capital gains, if any, will be declared and paid. If applicable, explain whether distributions may consist, to any significant extent, of a return of capital. If so, disclose whether the Fund’s planned investments in MLPs may play a role in the receipt of such distributions by Fund shareholders?

Response:
The following has been added to the above-referenced section: “The Fund will make distributions of net investment income and net capital gains, if any, at least annually, typically during the month of December. The Fund may make additional distributions if deemed to be desirable at another time during the year.” The Fund does not anticipate distributions consisting of a return of capital to any significant extent.

Financial Statements (Page 41)

Comment 28.
Disclosure under this caption states that the Fund has only recently commenced operations, that there are no financial statements available at this time, and that shareholders of the Fund will be informed of the Fund’s progress through periodic reports when those reports become available. Confirm that you will provide in the registration statement the seed money financial statements required by §14 of the 1940 Act. Thus, financial statements will be available. Please revise the disclosure accordingly.

Response:	The requisite financial statements will be included in the pre-effective amendment to the Trust’s registration statement.

PART C
SIGNATURES

Comment 29.	The signature page of the filing must contain the signatures required by §6 of the 1933 Act.

Response:	The signature page of the pre-effective amendment to the Trust’s registration statement will include all of the requisite signatures.

*           *           *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky

Michael D. Barolsky, Esq.
Assistant Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for Loeb King Trust